                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16

                     OF THE SECURITIES EXCHANGE ACT OF 1934


                            For the Month of May 2002

                            PARADIGM GEOPHYSICAL LTD.
                           --------------------------
                 (Translation of Registrant's Name into English)

   Shenkar Street 9, Gav Yam Center No.3, P.O.B. 2061 Herzlia B, Israel 46120
   --------------------------------------------------------------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F    X     Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes ___     No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

           Attached to the Registrant's Form 6-K for the month of May 2002 and incorporated by reference herein are the Registrant's audited Consolidated Financial Statements as of December 31, 2001.

SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                       PARADIGM GEOPHYSICAL LTD.
                                                       (Registrant)



                                                       By:  /s/ Jonathan Keller
                                                           ---------------------
                                                           Jonathan Keller
                                                           Company Secretary


Dated:  28 May, 2002

                 PARADIGM GEOPHYSICAL LTD. AND ITS SUBSIDIARIES


                        CONSOLIDATED FINANCIAL STATEMENTS


                             AS OF DECEMBER 31, 2001


                                 IN U.S. DOLLARS




                                      INDEX



                                                                          PAGE
                                                                         -------

REPORT OF INDEPENDENT AUDITORS                                              2

CONSOLIDATED BALANCE SHEETS                                               3 - 4

CONSOLIDATED STATEMENTS OF OPERATIONS                                       5

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                               6

CONSOLIDATED STATEMENTS OF CASH FLOWS                                     7 - 9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                               10 - 38



                                 - - - - - - - -

[ERNST & YOUNG LOGO]


                         REPORT OF INDEPENDENT AUDITORS

                             TO THE SHAREHOLDERS OF

                            PARADIGM GEOPHYSICAL LTD.


             We have audited the accompanying consolidated balance sheets of Paradigm Geophysical Ltd. ("the Company") and its subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of a consolidated subsidiary, which statements reflect approximately 22% of total consolidated revenues for the year ended December 31, 1999. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to data included for aforementioned subsidiaries, is based solely on the reports of other auditors.

             We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

             In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2000 and 2001, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.



Tel-Aviv, Israel                                          KOST FORER & GABBAY
January 29, 2002                                       A Member of Ernst & Young
                                                             International

                                  PARADIGM GEOPHYSICAL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                  DECEMBER 31,
                                                               -----------------
                                                                2000      2001
                                                               -------   -------
       ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                      $ 8,647   $ 9,814
Short-term bank deposit                                             --     1,941
Trade receivables (net of allowance for doubtful accounts of
     $2,950 in 2000 and $2,883 in 2001)                         22,707    28,306
Accrued income                                                   4,077     5,451
Other receivables and prepaid expenses                           4,110     5,686
                                                               -------   -------

Total current assets                                            39,541    51,198
                                                               -------   -------


LONG-TERM TRADE RECEIVABLES                                        221        --
                                                               -------   -------

SEVERANCE PAY FUND                                               1,076     1,525
                                                               -------   -------

PROPERTY AND EQUIPMENT, NET                                     13,318    15,902
                                                               -------   -------

OTHER ASSETS, NET                                               25,605    30,561
                                                               -------   -------

                                                               $79,761   $99,186
                                                               =======   =======

The accompanying notes are an integral part of the consolidated financial statements.

                                  PARADIGM GEOPHYSICAL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

                                                                                       DECEMBER 31,
                                                                                   --------------------
                                                                                     2000        2001
                                                                                   --------    --------
    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Short-term bank loans                                                           $  4,528    $  5,500
   Current maturities of long-term bank loans                                         3,112       1,278
   Current maturities of capital lease obligations                                      546         260
   Trade payables                                                                     5,375       3,555
   Other payables and accrued expenses                                               10,601      13,240
   Note payable                                                                          --       6,318
   Deferred revenues                                                                  4,519       3,810
                                                                                   --------    --------

Total current liabilities                                                            28,681      33,961
                                                                                   --------    --------

LONG TERM LIABILITIES:
   Long-term bank loans, net of current maturities                                    1,277       5,099
   Convertible loan                                                                      --       8,000
   Capital lease obligations, net of current maturities                                 206          --
   Accrued severance pay                                                              2,338       2,502
   Other long-term liabilities                                                          790         549
                                                                                   --------    --------

Total long-term liabilities                                                           4,611      16,150
                                                                                   --------    --------


SHAREHOLDERS' EQUITY:
   Share capital:
   Authorized - 18,000,000 Ordinary shares of NIS 0.5 par value and
     2,000,000 Preferred shares of NIS 0.5 par value
     as of December 31, 2000 and 2001
   Issued and outstanding - 0 Preferred shares as of December 31, 2000 and
      2001; 14,691,904 Ordinary shares as of December 31, 2000 and
      14,891,904 Ordinary shares as of December 31, 2001                              2,273       2,297
   Additional paid-in capital                                                        60,954      62,038
   Accumulated other comprehensive loss                                              (1,784)     (2,416)
   Accumulated deficit                                                              (14,974)    (12,844)
                                                                                   --------    --------

                                                                                     46,469      49,075
                                                                                   --------    --------

                                                                                   $ 79,761    $ 99,186
                                                                                   ========    ========

The accompanying notes are an integral part of the consolidated financial statements.

                                  PARADIGM GEOPHYSICAL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA


                                                        YEAR ENDED DECEMBER 31,
                                                    --------------------------------
                                                      1999        2000        2001
                                                    --------    --------    --------
Revenues:
  Products                                          $ 43,023    $ 46,390    $ 50,765
  Services                                            11,483      16,908      22,001
                                                    --------    --------    --------

Total revenues                                        54,506      63,298      72,766
                                                    --------    --------    --------


Operating expenses:
  Cost of products                                    12,418      10,816      10,592
  Cost of services                                     5,804       6,352       9,793
  Research and development                             9,306      11,215      12,847
  Sales and marketing, general and administrative     20,638      23,518      26,850
  Depreciation                                         3,865       4,746       5,589
  Amortization of intangible assets                    3,064       3,360       3,214
  Non-recurring expenses                               2,705          --          --
  Restructuring charges                                   --          --         540
                                                    --------    --------    --------

Total operating expenses                              57,800      60,007      69,425
                                                    --------    --------    --------


Operating income (loss)                               (3,294)      3,291       3,341
Financial expenses, net                                 (484)       (552)       (642)
                                                    --------    --------    --------

Income (loss) before taxes on income                  (3,778)      2,739       2,699
Taxes on income                                           --         380         569
                                                    --------    --------    --------

Net income (loss)                                   $ (3,778)   $  2,359    $  2,130
                                                    ========    ========    ========

Basic net earnings (loss) per share                 $  (0.31)   $   0.17    $   0.14
                                                    ========    ========    ========

Diluted net earnings (loss) per share               $  (0.31)   $   0.17    $   0.14
                                                    ========    ========    ========

The accompanying notes are an integral part of the consolidated financial statements.

                                  PARADIGM GEOPHYSICAL LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

                                                                                               ACCUMULATED
                                                              ORDINARY SHARES     ADDITIONAL      OTHER
                                                          ---------------------    PAID IN    COMPREHENSIVE  ACCUMULATED
                                                             SHARES      AMOUNT    CAPITAL        LOSS         DEFICIT
                                                          ------------   ------   ----------  -------------  -----------
Balance as of January 1, 1999                               10,514,484   $1,758     $39,236      $  (742)      $(13,555)
Comprehensive loss:
  Net loss                                                          --       --          --           --         (3,778)
  Foreign currency translation adjustments                          --       --          --         (424)            --
  Total comprehensive loss
  Issuance of Ordinary shares, net                           2,017,544      246      10,736           --             --
  Issuance of shares upon exercise of warrants                 479,908       58       1,861           --             --
  Issuance of shares upon exercise of stock options             14,400        2          70           --             --
                                                          ------------   ------     -------      -------       --------

Balance as of December 31, 1999                             13,026,336    2,064      51,903       (1,166)       (17,333)
Comprehensive income:
  Net income                                                        --       --          --           --          2,359
  Foreign currency translation
    adjustments                                                     --       --          --         (618)            --
  Total comprehensive income
  Issuance of shares upon acquisition of Flagship            1,500,000      186       8,889           --             --
  Issuance of shares upon exercise of warrants                 119,782       15          --           --             --
  Issuance of shares upon exercise of stock options, net        45,786        8         162           --             --
                                                          ------------   ------     -------      -------       --------

Balance as of December 31, 2000                             14,691,904    2,273      60,954       (1,784)       (14,974)

Comprehensive income:
  Net income                                                        --       --          --           --          2,130
  Foreign currency translation adjustments                          --       --          --         (632)            --
  Total comprehensive income
  Issuance of shares upon acquisition of Sysdrill              200,000       24       1,084           --             --
                                                          ------------   ------     -------      -------       --------

Balance as of December 31, 2001                             14,891,904   $2,297     $62,038      $(2,416)      $(12,844)
                                                          ============   ======     =======      =======       ========


                                                              TOTAL
                                                           SHAREHOLDERS'
                                                              EQUITY
                                                           -------------
Balance as of January 1, 1999                                $ 26,697
Comprehensive loss:
  Net loss                                                     (3,778)
  Foreign currency translation adjustments                       (424)
                                                             --------
  Total comprehensive loss                                   $ (4,202)
                                                             ========
  Issuance of Ordinary shares, net                           $ 10,982
  Issuance of shares upon exercise of warrants                  1,919
  Issuance of shares upon exercise of stock options                72
                                                             --------

Balance as of December 31, 1999                                35,468
Comprehensive income:
  Net income                                                    2,359
  Foreign currency translation adjustments                       (618)
                                                             --------
  Total comprehensive income                                 $  1,741
                                                             ========
  Issuance of shares upon acquisition of Flagship            $  9,075
  Issuance of shares upon exercise of warrants                     15
  Issuance of shares upon exercise of stock options, net          170
                                                             --------

Balance as of December 31, 2000                                46,469

Comprehensive income:
  Net income                                                    2,130
  Foreign currency translation adjustments                       (632)
                                                             --------
  Total comprehensive income                                 $  1,498
                                                             ========
  Issuance of shares upon acquisition of Sysdrill            $  1,108
                                                             --------

Balance as of December 31, 2001                              $ 49,075
                                                             ========

The accompanying notes are an integral part of the consolidated financial statements.

                                  PARADIGM GEOPHYSICAL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                             YEAR ENDED DECEMBER 31,
                                                                       ------------------------------------
                                                                         1999          2000          2001
                                                                       --------      --------      --------
Cash flows from operating activities:
Net income (loss)                                                      $ (3,778)     $  2,359      $  2,130
Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Depreciation and amortization                                         6,929         8,106         8,803
    Impairment of developed technology                                    1,595            --            --
    Decrease (increase) in trade receivables, accrued income
       and long-term trade receivables                                   (8,866)       10,081        (5,677)
    Decrease (increase) in other receivables and prepaid expenses           (98)          441        (1,299)
    Increase (decrease) in deferred income
       taxes, net                                                           203          (171)           --
    Increase (decrease) in trade and other payables and
       accrued expenses                                                   1,795        (4,561)         (364)
    Increase (decrease) in deferred revenues                              1,004        (2,522)         (468)
    Accrued severance pay, net                                              243        (1,083)         (271)
    Other                                                                    84           (22)           --
                                                                       --------      --------      --------
Net cash provided by (used in) operating activities                        (889)       12,628         2,854
                                                                       --------      --------      --------

 Cash flows from investing activities:
Purchase of property and equipment                                       (5,847)       (5,331)       (8,677)
Proceeds from sale of property and equipment                                 --            39           453
Purchase of developed technology                                         (1,175)         (170)         (685)
Purchase of a short-term bank deposit                                        --            --        (1,941)
Payment for acquisition of a consolidated subsidiary, PTM (1)            (8,379)           --            --
Payment for acquisition of a consolidated subsidiary, Flagship (2)           --        (3,980)           --
Payment for acquisition of a consolidated subsidiary, Sysdrill (3)           --            --          (141)
                                                                       --------      --------      --------
Net cash used in investing activities                                   (15,401)       (9,442)      (10,991)
                                                                       --------      --------      --------

Cash flows from financing activities:
Proceeds from short-term bank loans                                       2,000         7,506         4,500
Principal payment of short-term bank loans                               (1,778)       (4,978)       (3,528)
Principal payments of capital lease obligations                            (200)         (424)         (519)
Proceeds from long-term bank loans                                        6,500            --         5,100
Principal payment of long-term bank loans                                  (427)       (2,173)       (3,112)
Issuance of a convertible loan, net of issuance expenses of $615             --            --         7,385
Payment of other lease obligations                                         (200)         (242)         (229)
Issuance of share capital, net                                           10,982            --            --
Proceeds from exercise of warrants and stock options                      1,991           185            --
                                                                       --------      --------      --------
Net cash provided by (used in) financing activities                      18,868          (126)        9,597
                                                                       --------      --------      --------

Effect of exchange rate changes on cash and cash equivalents               (584)          130          (293)
                                                                       --------      --------      --------

Increase in cash and cash equivalents                                     1,994         3,190         1,167
Cash and cash equivalents at the beginning of the year                    3,463         5,457         8,647
                                                                       --------      --------      --------

Cash and cash equivalents at the end of the year                       $  5,457      $  8,647      $  9,814
                                                                       ========      ========      ========

The accompanying notes are an integral part of the consolidated financial statements.

                                  PARADIGM GEOPHYSICAL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                        YEAR ENDED DECEMBER 31,
                                                                                    ---------------------------------
                                                                                     1999          2000        2001
                                                                                    -------      --------     -------
(1)    Payment for acquisition of a consolidated subsidiary, PTM, estimated fair values of assets acquired and liabilities assumed at the date of acquisition:
          Working capital deficiency, excluding cash and cash equivalents           $  (672)
          Property and equipment                                                        318
          Acquired technology                                                         5,146
          Assembled work-force                                                          851
          Goodwill                                                                    2,736
                                                                                    -------

                                                                                    $ 8,379
                                                                                    =======
(2)    Payment for acquisition of a consolidated subsidiary, Flagship, estimated fair values of assets acquired and liabilities assumed at the date of acquisition:
          Working capital deficiency, excluding cash and cash equivalents                        $(1,014)
          Property and equipment                                                                     743
          Acquired technology                                                                      3,430
          Assembled work-force                                                                     1,180
          Customer base                                                                            2,410
          Goodwill                                                                                 7,056
                                                                                                 -------

                                                                                                  13,805
       Less - amount financed by issuance of shares, net                                          (9,075)
       Less - accrued prepaid acquisition expenses                                                  (750)
                                                                                                 -------

                                                                                                 $ 3,980
                                                                                                 =======
(3)    Payment for acquisition of a consolidated subsidiary Sysdrill, estimated fair values of assets acquired and liabilities assumed at the date of acquisition:
          Working capital, excluding cash and cash equivalents                                                $ 1,477
          Property and equipment                                                                                  140
          Acquired technology                                                                                   2,948
          Goodwill                                                                                              3,249
                                                                                                              -------


                                                                                                                7,814
         Less - amount financed by issuance of shares, net                                                     (1,108)
         Less - accrued prepaid acquisition expenses                                                             (283)
         Less - amount financed by a note payable                                                              (6,282)
                                                                                                              -------

                                                                                                              $   141
                                                                                                              =======
Supplemental disclosure of cash flow activities: Cash paid during the year for:
     Interest                                                                       $    42      $    949     $   745
                                                                                    =======      ========     =======

     Income taxes                                                                   $   379      $     --     $   642
                                                                                    =======      ========     =======

                                  PARADIGM GEOPHYSICAL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                             YEAR ENDED DECEMBER 31,
                                                                         ------------------------------
                                                                           1999       2000       2001
                                                                         --------   --------   --------
Non-cash activities:
   Purchase of leased property and equipment in  capital leases          $  1,376   $     --
                                                                         ========   ========   ========

   Note payable issued in respect of acquisition of Sysdrill             $     --   $     --   $  6,282
                                                                         ========   ========   ========

   Accrued prepaid acquisition expenses associated with the Flagship
     acquisition                                                         $     --   $    750   $     --
                                                                         ========   ========   ========

The accompanying notes are an integral part of the consolidated financial statements.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1:- BUSINESS AND ORGANIZATION

         a.       General:

                  Paradigm Geophysical Ltd. ("Paradigm" or the "Company") was incorporated under the laws of Israel. The Company provides Geoscience knowledge solutions for the oil and gas industry, which facilitate the exploration and development of oil and gas reserves. Paradigm provides exploration and production Geoscience software solutions, technical training, data processing, interpretation and reservoir-studies services, adding value to the oil and gas industry's reservoir assets.

                  Paradigm operates worldwide through wholly-owned subsidiaries in the United States, Canada, Venezuela, Argentina, Brazil, the Netherlands, United Kingdom, France, Australia, Indonesia, Scotland and Singapore and through representative offices in Russia, Bahrain and China. These subsidiaries and representative offices coordinate the activities of the Company's direct sales force and its network of representative agents in the Far East, Near East, Pacific Rim, Africa and South America.

         b.       Acquisition of Sysdrill:

                  On May 15, 2001, the Company acquired all the outstanding capital stock of Sysdrill Ltd ("Sysdrill"), a Scottish based company. Sysdrill's solutions provide well planning and drilling engineering products. The total consideration of the acquisition was $8,533,000 (including $283,000 of costs related to the acquisition), which was financed by an issuance of 200,000 Ordinary shares of the Company valued at $1,108,000, $860,000 paid in cash and additional $6,282,000 through an issuance of a note, which shall be paid in British Pound by May 15, 2002 and will bear six months LIBOR interest (see Note 8d).

                  The transaction has been accounted for using the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based upon their fair values. The excess of the purchase price over the fair value of the tangible assets acquired and liabilities assumed has been allocated to identifiable intangible assets including acquired technology and goodwill, as follows (U.S. dollars in thousands):

                         Acquired technology     $2,948
                         Goodwill                 3,249
                                                 ------

                         Total                   $6,197
                                                 ======

                  The acquired technology and goodwill are being amortized over their expected useful lives, which is estimated at ten years for the acquired technology and twenty years for the goodwill (see Note 2g).

                  The financial statements of Sysdrill were consolidated with the accounts of the Company, commencing May 15, 2001.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1:- BUSINESS AND ORGANIZATION (CONT.)

                  The following represents the unaudited pro-forma results of operations for the years ended December 31, 2000 and 2001, assuming that the Sysdrill acquisition had been consummated as of January 1, 2000 and January 1, 2001, respectively:

                                                           DECEMBER 31,
                                                     ------------------------
                                                        2000          2001
                                                     ----------    ----------
                                                           IN THOUSANDS,
                                                      EXCEPT PER SHARE DATA
                  Revenues                           $   65,739    $   73,896
                                                     ==========    ==========

                  Net income                         $    2,248    $    2,293
                                                     ==========    ==========

                  Basic net earnings per share       $     0.16    $     0.15
                                                     ==========    ==========

                  Diluted net earnings per share     $     0.16    $     0.15
                                                     ==========    ==========

         c.       Acquisition of Flagship:

                  On October 4, 2000, the Company acquired all assets and assumed all liabilities of Flagship S.A., a France based company, and Flagship LLC, a U.S. based company (together "Flagship"), wholly owned subsidiaries of Compagnie Generale de Geophysique ("CGG"). Flagship products provide structural geological interpretation and reservoir characterization. The total consideration of the acquisition was $14,219,000 (including $1,055,000 of costs related to the acquisition), which was financed by an issuance of 1,500,000 Ordinary shares of the Company valued at $9,075,000 (net of $89,000 issuance expenses) and $5,055,000 in cash (of which $4,305,000 was paid and $750,000 was recorded as accrued expenses as of December 31, 2000).

                  The transaction has been accounted for using the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based upon their fair values. The excess of the purchase price over the fair value of the tangible assets acquired and liabilities assumed has been allocated to identifiable intangible assets including acquired technology, assembled work-force, customer base and goodwill, as follows (in thousands):

                        Acquired technology      $ 3,430
                        Assembled work-force       1,180
                        Customer base              2,410
                        Goodwill                   7,056
                                                 -------

                        Total                    $14,076
                                                 =======

                  The acquired assembled work-force and the acquired technology are being amortized over their expected useful lives, which is estimated at ten years for the acquired technology and customer base and twenty years for the goodwill (see Note 2g).

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1:- BUSINESS AND ORGANIZATION (CONT.)

                  The financial statements of Flagship were consolidated with the accounts of the Company, commencing October 4, 2000.

                  The following represents the unaudited pro-forma results of operations for the years ended December 31, 1999 and 2000, assuming that the Flagship acquisition had been consummated as of January 1, 1999 and January 1, 2000, respectively:

                                                      DECEMBER 31,
                                               ----------------------------
                                                  1999             2000
                                               -----------      -----------
                                                      IN THOUSANDS,
                                                 EXCEPT PER SHARE DATA
     Revenues                                  $    72,514      $    75,033
                                               ===========      ===========

     Net income (loss)                         $    (5,359)     $       457
                                               ===========      ===========

     Basic net earnings (loss) per share       $     (0.39)     $      0.03
                                               ===========      ===========

     Diluted net earnings (loss) per share     $     (0.39)     $      0.03
                                               ===========      ===========

         d.       Acquisition of PTM:

                  On March 31, 1999, Paradigm acquired the net assets of the Petroleum Technology Division of Mincom Limited ("PTM"), an Australian entity for $8,379,000 in cash, including $317,000 acquisition costs. PTM's is the developer of the Geolog product, which is an information software tool for log analysis and petrophysics.

                  The acquisition has been accounted for using the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed, based upon their fair values. The excess of the purchase price over the fair value of the tangible assets acquired and liabilities assumed has been allocated to identifiable intangible assets including acquired technology, assembled work-force and goodwill, as follows (in thousands):

                        Acquired technology      $5,146
                        Assembled work-force        851
                        Goodwill                  2,736
                                                 ------

                                                 $8,733
                                                 ======

                  The acquired assembled work-force and the acquired technology are being amortized over their expected useful lives, which is estimated at ten years, goodwill is being amortized over a twenty years period. In prior years, goodwill has been amortized over a ten years period (see Notes 2g and 6c).

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 1:- BUSINESS AND ORGANIZATION (CONT.)

                  The financial statements of PTM were consolidated with the accounts of the Company, commencing March 31, 1999.

                  The following are pro-forma unaudited results of operations for the year ended December 31, 1999, assuming that the PTM acquisition had been consummated as of January 1, 1999:

                                                     DECEMBER 31,
                                                         1999
                                               ------------------------
                                               IN THOUSANDS, EXCEPT PER
                                                      SHARE DATA
                   Revenues                           $   56,105
                                                      ==========

                   Net loss                           $   (3,867)
                                                      ==========

                   Basic net loss per share           $    (0.32)
                                                      ==========

                   Diluted net loss per share         $    (0.32)
                                                      ==========

         e.       Restructuring costs

                  During December 2001, the Company recorded restructuring charges of approximately $540,000, which were accrued as a short-term liability as of December 31, 2001. The restructuring costs consist of employee termination benefits associated with involuntary terminations of approximately 20 employees in France and the United States and accounted for in accordance with EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)" ("EITF 94-3") and SAB 100, "Restructuring and Impairment Charges" ("SAB 100"). The terminations resulted from the Company's strategy to reduce costs and restore profitability.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

         The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

         a.       Use of estimates:

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         b.       Financial statements in U.S. dollars:

                  A majority of the Company's revenues is generated in U.S. dollars ("dollar"). In addition, a substantial portion of its costs is incurred in dollars. Since the dollar is the primary currency in the economic environment in which the Company operates, the dollar is its functional and reporting currency. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation" ("SFAS No. 52"). All transactions gains and losses from remeasurement of monetary balance sheet items are reflected in the consolidated statements of operations as financial income or expenses, as appropriate.

                  Total foreign currency translation net income (expenses) included in financial income (expenses), net amounted to $(6,000), $(53,000) and $83,000 for the years ended December 31, 1999, 2000 and 2001, respectively.

                  The functional and reporting currency of certain subsidiaries has been determined to be their local currency. For those subsidiaries assets and liabilities are translated at year-end exchange rate and statement of operations items are translated at the average rates prevailing during the year. These translation adjustments are recorded as accumulated other comprehensive income (loss), in the statement of changes in shareholders' equity.

         c.       Principles of consolidation:

                  The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany balances and transactions have been eliminated upon consolidation.

         d.       Cash equivalents:

                  Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less.

         e.       Short-term bank deposits:

                  Bank deposits with maturities of more than three months but less than one year are included in short-term bank deposits. Such bank deposits are stated at cost.

         f.       Property and Equipment:

                  Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

                                                                  %
                                                      --------------------------
                  Computers and peripheral equipment           16 - 33
                  Office furniture and equipment                6 - 15
                  Motor vehicles                                  15
                  Leasehold improvements              over the term of the lease

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                  The Company and its subsidiaries periodically assess the recoverability of the carrying amount of property and equipment and provide for any possible impairment loss based upon the difference between the carrying amount and fair value of such assets in accordance with Statement of Financial Accounting Standard No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS No. 121"). As of December 31, 2001, no impairment losses have been identified.

         g.       Other assets:

                  Other assets are stated at cost less accumulated amortization. Amortization is computed using the straight-line method over their expected useful lives, as follows:

                                                       YEARS
                                                       -----
                  Acquired technology                  10
                  Assembled work-force                 5-10
                  Customer base                        20
                  Goodwill                             20
                  Issuance costs of convertible loan   3-5 (over the period from issuance to maturity)
                  Other                                5

                  The carrying value of intangible assets is periodically reviewed by management, based on the expected future undiscounted operating cash flows over the remaining amortization period. If this review indicates that the intangible assets will not be recoverable, the carrying value of the intangible assets is reduced to estimated fair value. In 1999, following the PTM acquisition such impairment was indicated, and the Company recognized an impairment loss in the amount of $1,595,000 related to developed technology. In 2000 and 2001 the Company did not recognize any impairment loss in relation to intangible assets.

         h.       Revenue recognition:

                  The Company and its subsidiaries generate revenues mainly from licensing the rights to use their software products, from consulting services and from sales of professional services of seismic data processing, interpretation and reservoir-studies services. The Company and its subsidiaries also generate revenues from maintenance and technical support, training, installation and hardware sales. The Company and its subsidiaries sell their products primarily through their direct sales force.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                  The Company and its subsidiaries implement Statement of Position 97-2, "Software Revenue Recognition", SOP 97-2 as amended. Revenues from software arrangements are recognized upon delivery of the product, when collection is probable, the product fee is otherwise fixed or determinable, persuasive evidence of an arrangement exists, collectibility is probable and no further obligation remains. SOP 97-2 requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. The Company has also adopted "Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions," SOP 98-9, for all transactions entered into after January 1, 2000. The Company's Vendor Specific Objective Evidence ("VSOE") used to allocate the sales price to maintenance, support, technical training and installation is based on the price charges when these elements are sold separately. SOP 98-9 requires that revenue be recognized under the "residual method" when (1) VSOE of fair value exists for all undelivered elements and no VSOE exists for the delivered elements, and (2) all revenue recognition criteria of SOP 97-2, as amended, are satisfied. Under the residual method any discount in the arrangement is allocated to the delivered element. The Company and its subsidiaries do not grant a right of return to their customers.

                  SOP 97-2 specifies that extended payment terms in a software licensing arrangement may indicate that the software license fees are not deemed to be fixed or determinable. In addition, if payment of a significant portion of the software license fees is not due until more than twelve months after delivery, the software license fees should be presumed not to be fixed or determinable, and thus should be recognized as the payments become due. However, SOP 97-2 specifies that if the Company has a standard business practice of using extended payment terms in software licensing arrangements and has a history of successfully collecting the software license fees under the original terms of the software licensing arrangement without making concessions, the Company overcomes the presumption that the software license fees are not fixed or determinable. Thus, revenues should be recognized when all other SOP 97-2 revenue recognition criteria are met. The Company has concluded that for certain software arrangements with extended payment terms, the "fixed or determinable" presumption has been overcome and software license fees have been recognized upon meeting the remaining SOP 97-2 revenue recognition criteria.

                  Arrangements that include installation services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are considered essential, the entire revenue under the arrangement is recognized using the contract accounting under the percentage of completion method. When services are not considered essential, the service revenue is recognized when the services are performed.

                  Maintenance and support revenue included is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement.

                  Revenues from technical training and installation and from consulting services are recognized at the time they are rendered.

                  Revenues from hardware sales are recognized in accordance with Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB No. 101"), when shipment has occurred, persuasive evidence of an arrangement exists, the vendor's fee is fixed or determinable, no further obligation remains and collectibility is probable.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                  Revenues from seismic data processing, interpretation, reservoir-studies services and significant customization of software are recognized based on "Accounting for Performance of Construction Type and Certain Production Type Contracts", ("SOP 81-1"), using contract accounting on a percentage of completion method. The percentage of completion for software licenses arrangements that require significant customization is determined based on the relationship of actual costs incurred to total costs estimated to be incurred over the duration of the contract. The percentage of completion for seismic data processing, interpretation and reservoir-studies services is determined based on the amount of data interpreted or processed to the total amount of data to be interpreted or processed. A provision for estimated losses on uncompleted contracts is recorded in the period in which such losses are first identified, in the amount of the estimated loss on the entire contract. As of December 31, 2001, no provisions for losses have been recorded.

                  Deferred revenue includes unearned amounts received under maintenance and support contracts, and amounts received from customers but not yet recognized as revenues.

         i.       Research and development costs:

                  Research and development costs incurred in the process of developing product improvements or new products, are generally charged to expenses as incurred.

                  Statement of Financial Accounting Standards No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed, ("SFAS No. 86") requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company and its subsidiaries product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company and its subsidiaries between completion of the working model and the point at which the product is ready for general release which are insignificant, have been capitalized.

                  Capitalized software costs are amortized by the greater of the amount computed using the: (i) ratio that current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over the estimated useful life of the product (not to exceed three years). The Company assesses the recoverability of this intangible asset on a regular basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold.

         j.       Income taxes:

                  The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes, ("SFAS No. 109"). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         k.       Concentrations of credit risks:

                  Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, trade receivables, accrued income and long-term trade receivables.

                  Cash and cash equivalents and a short-term deposit are invested in U.S. dollars with major banks in the United States, France and in Israel. Such investments in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company and its subsidiaries investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

                  The Company and its subsidiaries' trade receivables, long-term trade receivables and accrued income are generally derived from sales of products and services rendered to large and solid organizations located primarily in Europe, the Middle East and Asia ("EMEA"), North and South America, and the Far East. The Company and its subsidiaries perform ongoing credit evaluations of its customers. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection and a general allowance is provided to cover additional potential exposures. As of December 31, 2001, the Company has not incurred significant losses.

         l.       Accounting for stock-based compensation:

                  The Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB No. 25") and FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44") in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of the Company's share options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized. The pro forma disclosures required by SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123") are provided in
                  Note 10g.

                  The Company applies SFAS No. 123 and EITF 96-18 "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" ("EITF No. 96-18") with respect to warrants and options issued to non-employees. SFAS No. 123 requires use of an option valuation model to measure the fair value of the options at the grant date.

         m.       Severance pay:

                  The Company's liability for severance pay for its Israeli employees, is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Israeli employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of these employees, is fully provided by monthly deposits with severance pay funds, insurance policies and by an accrual.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                  The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the Company's obligation pursuant to Israeli severance pay law and labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

         n.       Fair value of financial instruments:

                  The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

                  The carrying amounts of cash and cash equivalents, short-term deposits, trade receivables, short-term bank loans, trade payables and note payable approximate their fair value due to the short-term maturity of such instruments.

                  Long-term trade receivables, long-term bank loans, long-term lease obligations and convertible loan are estimated by discounting the future cash flows using current interest rates for borrowings and lending of similar terms and maturities. The carrying amount of the long-term trade receivables, long-term bank loans, long-term lease obligations and convertible loan approximates their fair value.

         o.       Derivatives and hedging:

                  The Company accounts for derivatives and hedging based on Financial Accounting Standards Board Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended ("SFAS No. 133"). SFAS No. 133 requires companies to recognize all of its derivative instruments on the balance sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

                  For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the same line item associated with the hedged item in current earnings during the period of the change in fair values.

                  The Company entered into forward exchange contract to minimize the short term impact of foreign currency fluctuation on the note payable denominated in British Pound (see Note 8d). This is highly correlated to the hedge item and is designated as, and considered effective as hedge of the underlying liability. Gains and losses on this contract are included in net financial expenses, and off set foreign exchange gains and losses from the revaluation of the note payable denominated in British Pound.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                  The Company entered into additional forward exchange contracts to hedge certain transactions denominated in foreign currencies. The purpose of the Company's foreign currency hedging activities is to protect the Company from risk that the eventual dollar cash flows from the sale of products to international customers will be adversely affected by changes in the exchange rates. The Company's forward contracts did not qualify as hedging instruments and the changes in the forward fair value are reflected in the statement of operations as financial income or expense.

         p.       Advertising expenses:

                  Advertising expenses are charged to the statements of operations as incurred. Advertising expenses for the years ended December 31, 1999, 2000 and 2001 were $587,000, $536,000 and $171,000, respectively.

         q.       Basic and diluted net earnings (loss) per share:

                  Basic net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share". ("SFAS No. 128").

                  The total weighted average number of shares related to outstanding options and warrants excluded from the calculation of diluted net earnings (loss) per share, because these securities are anti-dilutive, was 46,000, 1,230,590 and 1,834,808 for the years ended December 31, 1999, 2000 and 2001, respectively

         r.       Impact of recently issued accounting standards:

                  In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, Business Combinations and No. 142, Goodwill and other Intangible Assets. ("SFAS No. 141" and "SFAS No. 142"). SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001.

                  SFAS No. 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combination completed after June 30, 2001. SFAS No. 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. SFAS No. 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                  The Company will apply Statement No. 142 beginning in January 1, 2002. The Company will test the goodwill for impairment using the two-step process prescribed in SFAS No. 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. The Company expects to perform the first of the required impairment tests of goodwill and identified lived intangible assets as of January 1, 2002 in the first half of 2002. Any impairment charge resulting from these transitional impairment tests will be reflected as cumulative effect of a change in accounting principle in the first half of 2002. Application of the non-amortization of the SFAS is expected to result in an increase in net income of approximately $1,453,000 ($0.1 per year). The Company will reclassify an assembled workforce intangible asset with an unamortized balance of $1,957,000 to goodwill at the date of adoption.

                  In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No.144"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and superseded SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations for a Disposal of a Segment of a Business". SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged.

                  The Company expects to adopt SFAS No. 144 as of January 1, 2002 and it has not determined the effect, if any, the adoption of SFAS No. 144 will have on the Company's financial position and results of operations.

         s.       Reclassification:

                  Certain prior years amounts have been reclassified to conform to the current year's presentation.

NOTE 3: SHORT-TERM BANK DEPOSIT

                  Short-term bank deposit is maintained with a bank as security for the note payable (see Note 8a). The deposit bears an annual interest of 3.75% and is linked to the British Pound.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 4:- OTHER RECEIVABLES AND PREPAID EXPENSES

                                                DECEMBER 31,
                                          -------------------------
                                           2000               2001
                                          ------             ------
                                          U.S. DOLLARS IN THOUSANDS
                                          -------------------------
                Government authorities    $1,481             $1,741
                Prepaid expenses           1,350              1,608
                Other (1)                  1,279              2,337
                                          ------             ------

                                          $4,110             $5,686
                                          ======             ======

         (1) Includes two loans to the Company's officer, amounted to $110,000, linked to the Israeli Consumer Price Index, with interest at the rate of 2% per annum until May 31, 2000 and 4% per annum from June 1, 2000. These loans were originally repayable on December 31, 2000. Repayment has been extended to December 31, 2002.

NOTE 5:- PROPERTY AND EQUIPMENT, NET

         a.       Comprised as follows:

                                                               DECEMBER 31,
                                                        -------------------------
                                                         2000               2001
                                                        -------           -------
                                                        U.S. DOLLARS IN THOUSANDS
                                                        -------------------------
                  Cost:
                    Computers and peripheral equipment  $26,180           $27,877
                    Office furniture and equipment        2,604             3,365
                    Motor vehicles                           48               139
                    Leasehold improvements                3,301             6,240
                                                        -------           -------
                                                         32,133            37,621

                  Accumulated depreciation               18,815            21,719
                                                        -------           -------

                  Depreciated cost                      $13,318           $15,902
                                                        =======           =======

         b. Effective October 1, 2001, the Company changed the estimated useful life of some of its computer equipment from mainly 4 years to 6 years. The effect of this change of estimate on the net income and the net earning per share for the year ended December 31, 2001, has been immaterial.

         c. The equipment acquired under capital lease in accordance with Statement of Financial Accounting Standards No. 13, "Accounting for Leases" ("SFAS No. 13"), in the amount of $1,300,000 is included in property and equipment. Depreciation expense relating to this equipment was approximately $115,000, $275,000 and $381,000 for the years ended December 31, 1999, 2000 and 2001, respectively (see also Note 12c).

         d.       As for charges, see Note 12e.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 6: - OTHER ASSETS, NET

         a.       Comprised as follows:

                                                                        DECEMBER 31,
                                                                 -------------------------
                                                                    2000           2001
                                                                   -------        -------
                                                                 U.S. DOLLARS IN THOUSANDS
                                                                 -------------------------
Acquired technology (net of accumulated amortization
   of $3,724,000 in 2000 and $6,154,000 in 2001)                   $11,171        $12,123
Assembled work-force (net of accumulated amortization
   of $1,012,000 in 2000 and $1,463,000 in 2001)                     2,408          1,957
Customer base (net of accumulated amortization of $30,000 in
   2000 and $151,000 in 2001)                                        2,380          2,259
Goodwill (net of accumulated amortization of $992,000 in 2000
   and $1,641,000 in 2001)                                           9,499         12,985
Issuance costs of convertible loan (net of accumulated
   amortization of $0 in 2000 and $18,000 in 2001 (see Note 9)          --            597
Other (net of accumulated amortization of $1,499,000 in 2000
   and $1,650,000 in 2001)                                             147            640
                                                                   -------        -------

                                                                   $25,605        $30,561
                                                                   =======        =======

         b. Effective April 1, 2001, the Company changed the estimated useful life of the remaining acquire technology, workforce and goodwill acquired in connection with Canada acquisition and certain other acquisitions from 5 to 10 years. The effect of change of estimate on the net income and net earnings per share for the year ended December 31, 2001, is an increase of approximately $975,000 and $0.07, respectively.

                  The expected effect of this change of estimate for the following eight years is an increase of approximately $1.3 million and $0.09 on the net income and on the net earnings per share per annum, respectively.

         c. Effective October 1, 2000, the Company changed the estimated useful life of the remaining goodwill acquired in connection with the PTM acquisition from 10 to 20 years. The effect of change of estimate on the net income and net earnings per share for the year ended December 31, 2000, has been immaterial.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 7:- OTHER PAYABLES AND ACCRUED EXPENSES

                                                      DECEMBER 31,
                                                -------------------------
                                                 2000              2001
                                                -------           -------
                                                U.S. DOLLARS IN THOUSANDS
                                                -------------------------
        Accrued expenses                        $ 2,493           $ 3,975
        Employees and payroll accruals            2,585             3,428
        Royalties                                 1,473             1,682
        Employees termination expense               136               540
        Income taxes and other taxes              2,093             2,545
        Other                                     1,821             1,070
                                                -------           -------

                                                $10,601           $13,240
                                                =======           =======

NOTE 8:- FINANCING ARRANGEMENTS

         a. The Company has available unsecured revolving credit line facilities for borrowings of up to a total of approximately $ 22 million as of December 31, 2001, which are available until August to November, 2002. Additionally, the Company is required to maintain certain covenants according to which, (1) its shareholders' equity will not be less than 40% of its total assets and (2) the net profit excluding one time expenses will be positive on an annual basis. Borrowings under these agreements bear interest at rates LIBOR for three to six months, plus 1%-1.5%. The Company had an unused credit facility in the amount of approximately $10 million as of December 31, 2001. A portion of the Company's short-term bank loans require that the Company pledges cash and places floating charge as collateral for its borrowings (see Note
                  12e).

         b. Short-term bank loans consist of loans under the above discussed facility, linked to the US dollar. The interest rate on these borrowings is the London Inter Bank Offer Rate ("LIBOR") for three to six months, plus 1%. The weighted average interest rate as of December 31, 2000 and 2001, was approximately 7.5% and 4.5% respectively.

         c. Long-term bank loans under the above discussed facility, represent other bank loans which are linked to the U.S. dollar. The interest rate on these borrowings is the LIBOR for three months, plus 1%-1.5%.

                         Aggregate maturities of long-term loans:

                                                      DECEMBER 31,
                                                -------------------------
                                                  2000            2001
                                                 ------          ------
                                                U.S. DOLLARS IN THOUSANDS
                                                -------------------------
        First year (current maturities)          $3,112          $1,278
        Second year                               1,277           1,300
        Third year                                   --           3,799
                                                 ------          ------

                                                 $4,389          $6,377
                                                 ======          ======

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 8:- FINANCING ARRANGEMENTS (CONT.)

         d. In May 2001, the Company issued a note payable amounting $6,282,000, in respect of the acquisition of Sysdrill, to the previous owner of Sysdrill ("the lender"). The note shall be paid in British Pound by May 15, 2002 and bears six months LIBOR interest. The lender shall be entitled, by given 90 day notice, to require a redemption of up to one million British Pound (see Note 1b).

NOTE 9:- CONVERTIBLE LOAN

         On October 11, 2001, the Company entered into an agreement with The Israel Mezzanine Fund, L.P., The Israel Mezzanine Fund (In Israel), Limited Partnership and The Jordan (Bermuda) Investment Company Ltd. (collectively "FIMI") pursuant to which the Company would issue FIMI $8 million convertible debentures ("Convertible loan"), with the option to increase to $11 million under certain conditions. Annual interest rate is three months LIBOR minus 1% payable quarterly. The outstanding loan principal amount shall be repaid in three equal annual payments commencing October 2004.

         The loan shall be convertible into Ordinary shares by FIMI at any time at $7.5 per share ("Conversion Price").

         The Conversion Price shall be subject to adjustment in the event that the average closing prices of the Company's Ordinary shares, sixty trading days immediately preceding the second and the third anniversaries of the agreement ("Market Price") is lower than $7.5 per share. The Conversion Price shall be adjusted to the Market Price, provided that it shall not be lower than $3.26 per share. In the event that the Market Price shall be equal to or lower than $3.26 per share, the conversion price shall be $3.26 per share.

         In the event that the average closing prices of the Company's Ordinary shares, sixty trading days immediately preceding a conversion date ("Conversion Closing Price") is equal to or higher than $20 but lower than $30, the adjusted Conversion Price, shall be $9 per share. Further, in the event that the Conversion Closing Price is equal to or higher than $30, the adjusted Conversion Price, shall be $12. As of December 31, 2001, no conversion of the loan took place.

         The outstanding convertible loan amount shall be repaid in three equal annual payments commencing on the third anniversary of the agreement closing date; provided, however, that prior to each payment date, FIMI, at its sole discretion, may elect, by giving an irrevocable written notice to the Company, to have any portion of the principal deferred and repaid on the fifth anniversary of the agreement closing date. The parties agreed to certain covenants, such that as long as the loan has not been repaid, the Company's shareholders' equity will not be less than (i) its shareholders' equity as of June 30, 2001 and (ii) 40% of its total assets.

         Upon the closing of a merger or consolidation of the Company, or a sale of securities of the Company, which results in shareholders, prior to the transaction, owning less than 51% of the surviving entity, FIMI has the right to require that the Company repay the Convertible loan. In addition, the Company is required to repay the Convertible loan upon the acquisition of 90% or more of the securities of the Company by a third party.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 9:- CONVERTIBLE LOAN (CONT.)

         As of December 31, 2001, no beneficial conversion feature value was required in respect of the convertible loan, in accordance with Emerging Issues Task Force ("EITF") 98-5 "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" and EITF 00-27 "Application of Issue No. 98-5 to Certain Convertible Instruments".

NOTE 10:- SHAREHOLDERS' EQUITY

         a.       Ordinary shares:

                  Ordinary shares confer upon their holders voting rights, the right to receive cash dividends, and the right to a share in excess assets upon liquidation of the Company.

                       As for charges, see Note 12(e)(1).

         b.       Preferred shares:

                  All the issued and outstanding Preferred shares were automatically converted into Ordinary shares at the time of the Company's Initial Public Offering ("IPO"), which took place in 1998. Since then, the Ordinary shares have been traded on NASDAQ in the U.S. In February 2001, under the provisions of the Tel-Aviv Stock exchange regulations for dual listings, the Company's shares commence trading on the Tel-Aviv Stock exchange.

         c. In May 2001, the Company issued 200,000 Ordinary shares in connection with the acquisition of Sysdrill (see Note 1b).

         d. In October 2000, the Company issued 1,500,000 Ordinary shares to CGG as part of the consideration in regarding to the Flagship acquisition (see Note 1c).

         e. In April and May 1999, the Company completed through a private placement, a share issuance of 2,017,544 Ordinary shares to new and existing investors, and raised approximately $11 million.

         f.       Stock options:

                  Under the Company's 1994 and 1997 Stock Option Plans ("the Plans"), options may be granted to employees, officers, directors and consultants who provide services to the Company or any of its subsidiaries. Pursuant to the Plans, a total of 2,300,000 Ordinary shares of the Company are reserved for issuance. Options granted under the 1994 and 1997 Plans, if unexercised, expire ten and eight years from the date of grant, respectively. The exercise price of these options may not be less than 100% of the market price of the share at the date of grant. Options granted under the Plans are generally exercisable in installments over the vesting period which is generally four years. Options, which are canceled or forfeited before expiration become available for future grants. All options were granted with an exercise price equal to the fair market value at the date of grant. Total amount of options available for future grants as of December 31, 2001 amounted to 391,000.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 10:- SHAREHOLDERS' EQUITY (CONT.)

                  The following is a summary of the options granted among the various Plans.

                                                             YEAR ENDED DECEMBER 31,
                            ---------------------------------------------------------------------------------------
                                       1999                          2000                          2001
                            --------------------------     --------------------------    --------------------------
                                             WEIGHTED                       WEIGHTED                      WEIGHTED
                                              AVERAGE                        AVERAGE                       AVERAGE
                                             EXERCISE                       EXERCISE                      EXERCISE
                              NUMBER           PRICE         NUMBER           PRICE        NUMBER           PRICE
                            ----------      ----------     ----------      ----------    ----------      ----------
Outstanding at the
  beginning of the year      1,592,616      $     5.65      1,603,216      $     5.67     1,845,156      $     6.01
  Granted                      121,500      $        7        598,350      $        7       101,000      $     3.88
  Canceled or forfeited        (96,500)     $        7       (310,624)     $     6.49       (98,314)     $      6.9
  Exercised                    (14,400)     $        5        (45,786)     $     3.84            --      $       --
                            ----------      ----------     ----------      ----------    ----------      ----------

Outstanding at the
  end of the year            1,603,216      $     5.67      1,845,156      $     6.01     1,847,842      $     5.85
                            ==========      ==========     ==========      ==========    ==========      ==========
 Exercisable at the
  end of the year            1,013,064      $     5.18      1,079,435      $     5.31     1,236,108      $     5.53
                            ==========      ==========     ==========      ==========    ==========      ==========

                  The options outstanding as of December 31, 2001, have been separated into ranges of exercise price as follows:

                                                                                 WEIGHTED
                    OPTIONS          WEIGHTED                    OPTIONS         AVERAGE
                  OUTSTANDING         AVERAGE      WEIGHTED    EXERCISABLE       EXERCISE
   RANGE OF          AS OF           REMAINING      AVERAGE       AS OF          PRICE OF
   EXERCISE       DECEMBER 31,      CONTRACTUAL    EXERCISE    DECEMBER 31,      OPTIONS
    PRICE             2001         LIFE (YEARS)      PRICE         2001        EXERCISABLE
--------------    ------------     ------------    --------    ------------    -----------
$ 0.59               63,336            0.33         $ 0.59         63,336         $ 0.59
$ 2.5 - $ 3.67      174,190            4.03         $ 3.07         89,190         $  2.5
$ 4 - $ 6           473,026            3.15         $ 4.64        457,026         $  4.8
$ 7               1,137,290            5.67         $    7        626,556         $    7
                  ---------                         ------      ---------         ------

                  1,847,842                         $ 5.85      1,236,108         $ 5.53
                  =========                         ======      =========         ======

         g. Pro-forma information regarding net income (loss) and net earnings (loss) per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the grant date using a Black and Scholes option pricing model with the following weighted-average assumptions for each of the three years in the period ended December 31, 1999, 2000 and 2001, respectively: risk-free interest rates of 6%, 6% and 2%-5% for the years ended December 31, 1999, 2000 and 2001, respectively; dividend yields of 0% for each year; a volatility factor of the expected market price of the Company's Ordinary shares of 0.567, 0.621 and 0.547 for the years ended December 31, 1999, 2000 and 2001, respectively and a weighted-average expected life of the option of eight years for each year. For pro forma purposes, deferred compensation is being amortized over the vesting period.

                  The weighted average fair value of the options at their dates of grant in 1999, 2000 and 2001 was $4.38, $4.82 and $2.51, respectively.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 10:- SHAREHOLDERS' EQUITY (CONT.)

                  Pro-forma information under SFAS No. 123 (in thousands, except per share data):

                                                     YEAR ENDED DECEMBER 31,
                                                 --------------------------------
                                                   1999        2000       2001
                                                 ---------   ---------  ---------
Net income (loss) as reported                    $  (3,778)  $   2,359  $   2,130
                                                 =========   =========  =========
Pro-forma net income (loss)                      $  (5,035)  $     744  $     957
                                                 =========   =========  =========
Pro-forma basic net earnings (loss) per share    $   (0.41)  $    0.06  $    0.06
                                                 =========   =========  =========
Pro-forma diluted net earnings (loss) per share  $   (0.41)  $    0.06  $    0.06
                                                 =========   =========  =========

         h.       Warrants:

                  In 1994, the Company issued 539,244 warrants to purchase Ordinary shares of the Company to various shareholders, in connection with their loan guarantees to the Company. These warrants were exercisable over five years, and terminated on July 21, 1999, at an exercise price of the lower of either:
                  (i) 80% of the price of the last private placement, or (ii) 80% of the IPO price of the Company's shares. In the year ended December 31, 1999, 479,908 warrants were exercised at an exercise price of $4 per share and as of December 31, 1999, all of the warrants were exercised.

                  In October 1997, the Company issued 720,000 warrants in connection with bridge loans received in relation with the acquisition of CogneSeis Development Inc. ("CogneSeis"), at an exercise price of $6.00 per Ordinary share. These warrants are exercisable over seven years. The fair value of these warrants was estimated using a Black and Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 6%; dividend yields of 0%; a volatility factor of the expected market price of the Company's Ordinary shares of 0.285; and a weighted-average expected life of the warrants of one year; The fair value of these warrants in the amount of $600,000 was amortized as additional interest expense in 1997 and 1998, amounting to $125,000 and $475,000, respectively. In April 2000, 360,000 warrants were exercised to 119,782 of the Company's Ordinary shares at an exercise price equal to the par value of NIS 0.5, due to a cashless exercise mechanism. As of December 31, 2001, 363,000 warrants are exercisable.

                  In 1999, as compensation for services provided to the Company in connection with the share issuance (see Note 10e), investment bankers received 250,000 warrants exercisable during a three year period at an exercise price of $5.70 per Ordinary share. As of December 31, 2001, 250,000 warrants are exercisable. These warrants will expire on May 15, 2002.

         i.       Dividends:

                  Dividends, if any, will be paid in NIS. Dividends paid to shareholders outside Israel may be converted to U.S. dollars on the basis of the exchange rate prevailing at the date of the conversion. The Company does not intend to pay cash dividends in the foreseeable future.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 11:- INCOME TAXES

         a.       Israeli income tax:

                  The Company's production facilities in Israel have been granted an "Approved Enterprise" status for four investment programs approved in 1988, 1993, 1996 and 1999 by the Israeli Government under the Law for the Encouragement of Capital Investments, 1959. The main benefit arising from such status is the reduction in tax rates on income derived from "Approved Enterprise". Consequently, the Company is entitled to two to four years of tax exempt and three to five years of reduced tax rate (10% - 25%).

                  Additionally, the Company is a "foreign investors' company", as defined by that law and, as such, is entitled to additional reduction of the tax to 10% - 25% (based on the percentage of foreign ownership in each taxable year) and extension of above 3-5 years of the benefit period.

                  As the Company has no taxable income, the benefit periods have not yet commenced for all programs.

                  The Company has completed implementation of three investment programs and currently implements the fourth investment program.

                  The period of tax benefits, detailed above, is subject to limit of 12 years from the commencement of production, or 14 years from the approval date, whichever is earlier. Given the above-mentioned conditions, under the various investment programs, the period of benefits for the production facilities will terminate in the years from 2002 thorough 2013.

                  The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the above law, regulations published thereunder and the instruments of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2001, the Company is in compliance with all the conditions required by law.

                  The tax-exempt income attributable to the "Approved Enterprise" can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. If these retained tax-exempt profits are distributed in a manner other than in the complete liquidation of the Company they would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative system of benefits, currently between 10% - 25% for an "Approved Enterprise".

                  As of December 31, 2001, the accumulated deficit of the Company does not include any tax-exempt profits earned by the Company's "Approved Enterprise".

                  Income from sources other than "Approved Enterprise" is taxed at the regular rate of 36%.

                  By right of this law, the Company is entitled to claim accelerated depreciation on equipment used in the "Approved Enterprise" during five tax years.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 11:- INCOME TAXES (CONT.)

                  Results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in the Israeli Consumer Price Index ("CPI"). As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual change in the Israeli CPI and in the NIS/dollar exchange rate causes a further difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the difference between the functional currency and the tax bases of assets and liabilities.

                  The Company is an "Industrial Company", as defined by the Law for the Encouragement of Industry (Taxes), 1969 and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, as prescribed by regulations published under the Inflationary Adjustments Law, the right to claim public issuance expenses and amortization of other intangible property rights as a deduction for tax purposes.

         b.       Deferred income taxes:

                  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries deferred tax liabilities and assets are as follows:

                                                                    DECEMBER 31,
                                                             -------------------------
                                                              2000              2001
                                                             -------           -------
                                                             U.S. DOLLARS IN THOUSANDS
                                                             -------------------------
Deferred income tax assets:
  Operating loss carryforward                                $ 1,200           $   946
  Other                                                          300               187
                                                             -------           -------

  Net deferred income tax asset before valuation allowance     1,500             1,133
  Valuation allowance                                          (1500)           (1,133)
                                                             -------           -------

  Net deferred income tax asset                              $    --           $    --
                                                             =======           =======

                  The Company and its subsidiaries have provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforwards and other differences.

                  Management currently believes that since the Company and its subsidiaries have a history of losses it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences will not be realized in the foreseeable future.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 11:- INCOME TAXES (CONT.)

         c.       Net operating losses carryforwards:

                  The Company has accumulated losses for tax purposes as of December 31, 2001, in the amount of approximately $1 million, which may be carried forward and offset against taxable income in the future for an indefinite period.

                  Through December 31, 2001, the Company has accumulated losses for tax purposes in the amounts of approximately $3.5 million related to certain subsidiaries.

         d. Reconciliation of the theoretical tax expense (benefit) to the actual tax expense (benefit):

                  A reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate applicable to income of the Company, and the actual tax expense are as follows:

                                                 YEAR ENDED DECEMBER 31,
                                                -------------------------
                                                  1999     2000    2001
                                                 -------   -----   -----
                                                U.S. DOLLARS IN THOUSANDS
                                                -------------------------
       Theoretical tax (benefit) computed
             at the statutory rate of 36%        $(1,360)  $ 986   $ 972
          Increase (decrease) in income
             taxes resulting from:
             Carryforward losses for which a
              valuation allowance was provided        --    (500)   (254)
            Losses for which benefits
              are not recognized                   2,878      --      --
             Prior year income tax benefit          (258)     --      --
             Other                                (1,260)   (106)   (149)
                                                 -------   -----   -----

         Taxes on income                         $    --   $ 380   $ 569
                                                 =======   =====   =====

         e.       Income taxes consist of the following:

                                   YEAR ENDED DECEMBER 31,
                                 --------------------------
                                 1999       2000       2001
                                 -----      -----      ----
                                 U.S. DOLLARS IN THOUSANDS
                                 --------------------------
                  Current        $ 725      $ 552      $569
                  Deferred        (467)      (172)       --
                  Prior year      (258)        --        --
                                 -----      -----      ----

                                 $  --      $ 380      $569
                                 =====      =====      ====

                  Domestic       $  --      $ 123      $ 44
                  Foreign           --        257       525
                                 -----      -----      ----

                                 $  --      $ 380      $569
                                 =====      =====      ====

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 11:- INCOME TAXES (CONT.)

         f. Income (loss) before income taxes from continued operation consists of the following :

                                   YEAR ENDED DECEMBER 31,
                               ------------------------------
                                1999         2000       2001
                               -------      ------     ------
                                 U.S. DOLLARS IN THOUSANDS
                               ------------------------------
                  Domestic     $(3,465)     $  874     $1,400
                  Foreign         (313)      1,865      1,299
                               -------      ------     ------

                               $(3,778)     $2,739     $2,699
                               =======      ======     ======

NOTE 12:- COMMITMENTS AND CONTINGENT LIABILITIES

         a. Royalty obligation to the Office of the Chief Scientist ("OCS") of the Government of Israel:

                  Under the Company's research and development agreements with the OCS and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3% of sales of products developed with funds provided by the Office of the Chief Scientist, up to an amount equal to 100% - 150% of the Office of the Chief Scientist's research and development grants (dollar-linked) related to such projects. The Company is obligated to repay the Government for the grants received only to the extent that there are sales of the funded product. The Company did not receive grants for the years ended December 31, 1999, 2000 and 2001.

                  The Company has paid or accrued royalties in the amounts of $100,000, $100,000 and $236,000 for the years ended December 31, 1999, 2000 and 2001, respectively, relating to the repayment of such grants.

                  As of December 31, 2001, the Company had a contingent obligation to pay royalties in the amount of approximately $303,000.

         b.       Royalty obligation to the Marketing Fund of the Government of
                  Israel:

                  The Israeli Government, through the Fund for the Encouragement of Marketing Activities, awarded the Company grants for participation in foreign marketing expenses. The Company is committed to pay royalties at the rate of 3% of the increase in foreign sales. Total royalties are not to exceed the amounts of grants received by the Company (dollar-linked). The Company did not receive grants for the years ended December 31, 1999, 2000 and 2001.

                  As of December 31, 2001, the Company had a contingent obligation to pay royalties in the amount of approximately $391,000.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 12:- COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

         c.       Leases:

                  The Company and its subsidiaries rent their offices under various operating lease agreements, which expire on various dates. The rental fees are partly linked to the dollar and partly to the Israeli Consumer Price Index.

                  In August 1999, the Company entered into a three years lease agreement to acquire computer equipment, which has been recorded as a capital lease in accordance with SFAS No. 13

                  Future minimum rental commitments under non-cancelable operating and capital leases as of December 31, 2001, are as follows:

                                                OPERATING          CAPITAL
     YEAR ENDED DECEMBER 31,                      LEASES           LEASES
                                                 --------          -------
                                                 U.S. DOLLARS IN THOUSANDS
                                                 -------------------------
     2002                                        $  2,883          $   325
     2003                                           3,363                -
     2004                                           3,343                -
     2005                                           3,056                -
     2006 and thereafter                            8,736                -
                                                 --------          -------

     Total minimum lease payments                $ 21,381              325
                                                 ========

     Less - amount representing  interest                              (65)
                                                                   -------

     Present value of capital lease obligation                     $   260
                                                                   =======

                  Total rent expenses for the years ended December 31, 1999, 2000 and 2001, amounted to $2,020,000, $2,930,000 and
                  $3,601,000, respectively.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 12:- COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

         d.       Legal:

                  On December 11, 1997, the Company filed a lawsuit for a declaratory judgment to determine whether it has any obligation to Geophysical Micro Computer Application (international) Ltd.("GMA") under a letter of intent (the "letter of intent"). Under the terms of the letter of intent, the company and GMA contemplated a transaction in which GMA would purchase certain computer software programs and related products ("SeisX") from the Company, provided that the Company acquired the SeisX assets from a third party. On May 5, 1998, GMA filed a counterclaim for breach of contract, claiming that the letter of intent required the Company to sell SeisX to GMA. GMA sought compensatory, injunctive and declaratory relief. On September 11, 1998, the trial court granted summary judgment in favor of the Company and declared that the Company has no obligation to sell the SeisX assets or related products to GMA, and that GMA lost its counterclaim. On December 7, 1998, GMA filed the an appeal. As for subsequent events see
                  Note 15c.

         e.       Charges:

                  1. The Company has a floating charge on all of its assets and on its outstanding share capital, with respect to its short-term and long-term bank loans, and credit lines in favor of two individual banks and to FIMI.

                  2. All financed equipment is pledged in favor of the related financial institution.

                  3. The Company has pledged $1.9 million of its short term bank deposit in favor of one of its Banks as collateral for the note payable repayment (see Note
                           8d).

NOTE 13:- SEGMENTS, CUSTOMERS AND GEOGRAPHICS INFORMATION

         a.       Operating data:

                  In the year 2000, the Company began to evaluate its business as two separate operating segments.

                  1. Products - consist of software products, software licenses that require significant customization, maintenance and support, training and installation.

                  2. Services - consist of professional services of seismic data processing, interpretation, and reservoir-studies services.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 13:- SEGMENTS, CUSTOMERS AND GEOGRAPHICS INFORMATION (CONT.)

                  The information evaluated by the Company's decision makers in deciding how to allocate resources to these segments are total revenues, cost of revenues, depreciation of property and equipment, segment profit and segments property and equipment as presented in the consolidated statements of operations and balance sheets.

                  In prior years, the Company operated and reported in its management internal reporting in a single segment - providing of software licenses, seismic data processing and interpretation services.

                  Prior years have been restated in order to reflect the new internal reporting form.

                  The accounting policy of the segments is in accordance with the requirements of Statement of Financial Accounting Standards No. 131 Disclosure about Segments of an Enterprise and Related Information", ("SFAS No. 131").

                  Segments revenues, cost of revenues, depreciation, assets and other data are as follows:

                                      YEAR ENDED DECEMBER 31, 2001
                            ---------------------------------------------------
                            PRODUCTS    SERVICES  RECONCILIATION   CONSOLIDATED
                            --------    --------  --------------   ------------
                                        U.S. DOLLARS IN THOUSANDS
                            ---------------------------------------------------
       Revenues             $50,765     $22,001       $    --        $72,766
       Cost of revenues      10,592       9,793            --         20,385
       Depreciation             718       2,151         2,720          5,589
                            -------     -------       -------        -------

       Segment profit       $39,455     $10,057       $(2,720)       $46,792
                            =======     =======       =======        =======

                                      YEAR ENDED DECEMBER 31, 2000
                            ---------------------------------------------------
                            PRODUCTS    SERVICES  RECONCILIATION   CONSOLIDATED
                            --------    --------  --------------   ------------
                                        U.S. DOLLARS IN THOUSANDS
                            ---------------------------------------------------
       Revenues             $46,390     $16,908       $    --        $63,298
       Cost of revenues      10,816       6,352            --         17,168
       Depreciation             609       1,827         2,310          4,746
                            -------     -------       -------        -------

       Segment profit       $34,965     $ 8,729       $(2,310)       $41,384
                            =======     =======       =======        =======

                                      YEAR ENDED DECEMBER 31, 1999
                            ---------------------------------------------------
                            PRODUCTS    SERVICES  RECONCILIATION   CONSOLIDATED
                            --------    --------  --------------   ------------
                                        U.S. DOLLARS IN THOUSANDS
                            ---------------------------------------------------
       Revenues             $43,023     $11,483       $    --        $54,506
       Cost of revenues      12,418       5,804            --         18,222
       Depreciation             448       1,395         2,022          3,865
                            -------     -------       -------        -------

       Segment profit       $30,157     $ 4,284       $(2,022)       $32,419
                            =======     =======       =======        =======

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 13:- SEGMENTS, CUSTOMERS AND GEOGRAPHICS INFORMATION (CONT.)

                  Segments assets, net are as follows:

                                               DECEMBER 31,
                                     -------------------------------
                                      1999        2000        2001
                                     -------     -------     -------
                                       U.S. DOLLARS IN THOUSANDS
                                     -------------------------------
            Products                 $ 2,264     $ 2,622     $ 1,101
            Services                   6,692       8,520       7,826
            Other                      3,051       2,176       6,975
                                     -------     -------     -------

            Total segment assets     $12,007     $13,318     $15,902
                                     =======     =======     =======

         b.       Geographic operational information:


                  Revenues attributed to countries based on the location of the end customers are as follows:

                                          YEAR ENDED DECEMBER 31,
                                      -------------------------------
                                       1999        2000        2001
                                      -------     -------     -------
                                         U.S. DOLLARS IN THOUSANDS
                                      -------------------------------
          North and South America     $24,219     $32,104     $33,531
          EMEA                         14,604      19,240      25,121
          Far East                     15,683      11,954      14,114
                                      -------     -------     -------

                                      $54,506     $63,298     $72,766
                                      =======     =======     =======

                  Long-lived assets are as follows:

                                                DECEMBER 31,
                                      -------------------------------
                                       1999        2000        2001
                                      -------     -------     -------
                                         U.S. DOLLARS IN THOUSANDS
                                      -------------------------------
          North and South America     $ 7,932     $ 7,232     $ 8,951
          EMEA                          1,704      17,270      17,103
          Far East                      1,074       1,029       2,133
          Israel                       16,016      13,392      18,276
                                      -------     -------     -------

                                      $26,726     $38,923     $46,463
                                      =======     =======     =======

         c.       Major customers:

                  The Company had one major customer, which accounted for approximately 0%, 12% and 0% of the Company's revenues, for the years ended December 31, 1999, 2000 and 2001, respectively.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 14:- SELECTED STATEMENTS OF OPERATIONS DATA

         a.       Non-recurring expenses:

                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                                   1999
                                                              ---------------
                                                              U.S. DOLLARS IN
                                                                 THOUSANDS
                                                              ---------------
                   Lease termination costs                       $   763
                   Impairment of developed technology              1,595
                   Other                                             347
                                                                 -------

                                                                 $ 2,705
                                                                 =======

         b. The following table sets forth the reconciliation of basic and diluted net earnings (loss) per share:

                                                   YEAR ENDED DECEMBER 31,
                                             ----------------------------------
                                               1999         2000         2001
                                             --------      -------      -------
                                                  U.S. DOLLARS IN THOUSANDS
                                             ----------------------------------
Numerator:

Net earnings (loss) for basic net earnings
(loss) per share                             $ (3,778)     $ 2,359      $ 2,130
                                             ========      =======      =======
Numerator for diluted net earnings (loss)
   per share -
  Net earning (loss) available to
   shareholders of Ordinary shares           $ (3,778)     $ 2,359      $ 2,162
                                             ========      =======      =======

Denominator (in thousands):
Weighted average number of Ordinary
   shares (denominator for basic net
   earnings (loss) per share)                  12,205       13,504       14,817
                                             --------      -------      -------
Effect of securities:
   Employee stock options                      *)  --          225          149
   Warrants issued to third parties            *)  --           60       *)  --
   Convertible loan                                --           --          158
                                             --------      -------      -------

Dilutive potential of Ordinary shares          *)  --          285          307
                                             --------      -------      -------
Denominator for diluted net earnings
   (loss) per share -                          12,205       13,789       15,124
                                             ========      =======      =======

*) Anti-dilutive.

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 15:- SUBSEQUENT EVENTS (UNAUDITED)

         a. The Company has been approached by and is currently in the final stages of negotiation with a private investment firm regarding the acquisition of the entire share capital of Company by way of merger, for consideration of $5.15 per share. The parties have not yet signed an agreement. The Company expects such an agreement to be signed in the near future. The closing of the transaction contemplated by the agreement, if signed, is subject to shareholders approval and other customary closing conditions. There can be no assurance that the transaction will be completed.

         b. On April 24, 2002, Leumi &.Co. Investment House filed a claim in the Tel Aviv Magistrates court against the Company and Eldad Weiss, the Company's Chairman and Chief Executive Officer, claiming a finders fee in connection with the FIMI Convertible note transaction (see Note 9) in a total amount of approximately $250,000. The Company and Mr. Weiss have not yet filed a Statement of Defense. This legal proceeding is in a preliminary stage and the Company and its legal counselors can not predict its outcome.

         c. On May 9, 2002, in connection with GMA case (see Note 12d), the Texas Supreme Court denied appeals by the Company from a Texas appellate court decision reversing and remanding for further proceedings a trial court decision in September 1998, under the terms of a Letter of Intent with GMA. The case will be returned to the Dallas County District Court for further proceedings. The Company believes that the outcome of the above claim will not have an adverse effect on the Company's consolidated financial statements.


                            - - - - - - - - - - - - -